

07003174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Tax Advisory, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Shawn Court
(No. and Street)

Alamo, California 94507
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Kolsch (925) 831-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edic, William Charles
(Name – *if individual, state last, first, middle name*)

1012 White Gate Road Alamo, California 94507
(Address) (City) (State) (Zip Code)



SEC MAIL
RECEIVED
FEB 2 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Kolsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tax Advisory, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



G. REIBOLDT
COMM. #1638475
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Jan 16, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF California

COUNTY OF Contra Costa

On February 22, 2007 before me, G. Reiboldt, Notary Public
(Name of Notary Public)

personally appeared Gordon Kolsch

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.



(Signature of Notary Public)


G. REIBOLDT
COMM. #1638475
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Jan 16, 2010

(This area for notarial seal)

Attached to: Oath or Affirmation pertaining to the firm of The Tax Advisory, Inc.

(notary)(07-02)

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: The Tax Advisory, Inc. [13]

SEC FILE NO.: 8-28100 [14]

FIRM I.D. NO.: 94-2717719 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

40 Shawn Court [20]
(No. and Street)

Alamo, [21] California [22] 94507 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/2006 [24]

AND ENDING (MM/DD/YY): 12/31/2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gordon Kolsch The Tax Advisory, Inc. [30]

(Area Code) — Telephone No.: (925) 831-3000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15 day of February 20 06

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Edic, William Charles [70]

ADDRESS

1012 White Gate Road [71]	Alamo, [72]	CA [73]	94507 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

WILLIAM C. EDIC
Certified Public Accountant
1012 White Gate Road
Alamo, California 94507

Phone/Fax (925) 820-3324

Mr. Gordon Kolsch
THE TAX ADVISORY, INC.
Alamo, CA 94507

I have audited the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the report referred to above presents fairly, in all material respects, the financial position of The Tax Advisory, Inc. as of December 31, 2006, and the results of its operations and statement of cash flow for the year then ended, in conformity with generally accepted accounting principles.

In my audit of the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2006 I performed the expanded review of internal control procedures as required by SEC Rule 17a-5. These included a review of the accounting system, the internal accounting control and procedures for safeguarding securities including appropriate tests of the period since the prior examination date.

I did not verify, by physical inspection and examination, all client funds and securities on hand. As of such date, and in accordance with their normal custom and practice, The Tax Advisory, Inc. did not have any client funds or securities on its premises. Rather, physical custody of all client funds and securities were held by several financial institutions (banks, brokerage firms, mutual funds, etc.) and in the name of the client. Accordingly, I performed the following procedures as of December 31, 2006:

I obtained independent third-party confirmations of all funds on deposit with banks, funds invested in mutual funds, and securities held by brokerage firms. I reconciled the confirmation replies to the underlying books and records and bank statements and month end statements of account from the mutual funds and brokerage firms and to the detail investment records of The Tax Advisory, Inc. All funds and investments owned for their account are held under "The Tax Advisory, Inc." name in banks or publicly traded mutual funds. The Tax Advisory, Inc. only received funds for provided investment advice. No receipts occurred from the sale of securities or mutual fund shares except for it's own account.

I obtained independent written confirmations of the balance of investments as of December 31, 2006 for each of the Company's investments noting none belonging to clients. I obtained a judgmental sample of transactional invoices and compared the information contained thereon with brokerage statements. No material exceptions or discrepancies were noted. I noted that all cash deposits were due to investment services provided.

Based on the results of my physical inspection and confirmation examination, it is my opinion that the statement of financial condition, results of operations, cash flow, and Computation of Net Capital of The Tax Advisory, Inc. did not contain any inadequacies at the date of examination in accordance with the Computation of Net Capital under Section 240.15c3-1, the Computation of Determination of Reserve Requirements for Brokers or Dealers under Exhibit A of Sec. 240.15c3-3, and information Relating to the Possession or Control Requirements under Sec. 240.15c3-3.

I also reviewed the practices and procedures followed by The Tax Advisory, Inc. regarding:

i. Making the periodic computation of aggregate indebtedness and net capital under Sec. 240.17a-3(a)(11) and the reserve required by Sec. 240.15c3-3(e);

ii. Making quarterly securities examinations (Mutual Fund holdings) and any recordation of differences required by Sec. 240.17a-13;

iii. Complying with the requirement for prompt payment for securities (mutual fund acquisitions) of section 4(c) of Regulation T (Sec. 220.4 (c) of chapter II of title 12) of the Board of Governors of the Federal Reserve System;

iv. Maintaining physical possession or control of fully paid securities as required by Sec. 240.15c3-3. The Tax Advisory, Inc. does not have possession of client securities or investments in publicly traded mutual funds.

In connection with my audit and my review of procedures for safeguarding securities, nothing came to my attention that caused me to believe that the company was not in compliance with terms and conditions of any sections of the Securities Exchange Act of 1934. No material inadequacies were found to exist.



February 15, 2007
Alamo, California

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-28100 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 192	200			$ 192	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	53,883	424				
E. Spot commodities		430			53,883	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	34,736	680	34,736	920
11. Other assets		535	1,887	735	1,887	930
12. TOTAL ASSETS	$ 54,075	540	$ 36,623	740	$ 90,698	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	12,525	1205		1385	12,525	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			60,000	1400	60,000	1710
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. *Accounts and other borrowings not* qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 12,525	1230	$ 60,000	1450	$ 72,525	1760

Ownership Equity

		Total	
21. Sole Proprietorship	[15]	$	1770
22. Partnership (limited partners)	[11] ($ ____ 1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		100	1792
C. Additional paid-in capital		80,970	1793
D. Retained earnings		(62,897)	1794
E. Total		18,173	1795
F. Less capital stock in treasury	[16]	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 18,173	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 90,698	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/06

COMPUTATION OF NET CAPITAL

Line	Item		Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 18,173	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			18,173	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors *allowable in computation of net capital*			60,000	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 78,173	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 36,623	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(36,623)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 41,550	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. *Trading and investment securities:*				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	8,052	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(8,052)	3740
10.	Net Capital			$ 33,498	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	835	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	28,498	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	33,498	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	12,525	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	12,525	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	37%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	69%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE TAX ADVISORY, INC.
Reconciliation of Audited and Focus Report
Computation of Net Capital

December 31, 2006

Net capital per Audited Report	$ 33,498
Net capital per 12/31/06 Focus Report	41,528
Difference*	$ (8,030)

*Difference due to additional accrued Retirement Exp.	$ 8,250
*Difference in accrued federal income taxes	(220)
	$ (8,030)

William C. Edic, Certified Public Accountant

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.**

For the period (MMDDYY) from 1/1/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(3,613)	3949
c. Total gain (loss)		(3,613)	3950
3. Gains or losses on firm securities investment accounts		15,830	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		1,453	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		82,500	3975
8. Other revenue		20,647	3995
9. Total revenue		$ 116,817	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		45,362	4120
11. Other employee compensation and benefits		11,180	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		523	4195
15. Other expenses		52,545	4100
16. Total expenses		$ 109,610	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 7,207	4210
18. Provision for Federal income taxes (for parent only)		1,154	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 6,053	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 504	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.**

For the period (MMDDYY) from 1/1/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 12,120	4240
A. Net income (loss)			6,053	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 18,173	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	30 $ 60,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 60,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **The Tax Advisory, Inc.** as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
 A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ______ 4550
 B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ______ 4560
 C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
 Name of clearing firm 30 ______ 4335 ______ 4570
 D. (k)(3) — Exempted by order of the Commission (include copy of letter) ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The Tax Advisory, Inc.
Consolidated Statement of Cash Flow
For the year ended December 31, 2006
Increase (Decrease) in Cash and Cash Equivalents

	2006
CASH FLOWS FROM OPERATING ACTIVITIE	
Net income(loss)	$ 5,366.32
Adjustments to reconcile net income to net cash provided by operating activities:	
Depr. Expense - Net of Asset Sales	13,774.00
Change in Prepaid Expenses	1,841.13
Change in Accounts Payable	9,990.48
Change in Income Taxes Payable	1,024.32
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	31,996.25
CASH FLOWS FROM INVESTMENT ACTIVITI	
Investment in Assets - Net	(278.29)
Investment in Securities	(22,451.70)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES	(22,729.99)
CASH FLOWS FROM FINANCING ACTIVITIE	
Retained Earnings	686.29
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES	686.29
NET INCREASE(DECREASE) IN CASH	9,952.55
CASH AT BEGINNING OF PERIOD	(9,761.01)
CASH AT END OF PERIOD	$ 191.54

See accompanying notes and accountant's report

END

THE TAX ADVISORY, INC.

NOTES

Statement of Changes to the Subordinated Loan Agreement
December 31, 2006

There were no changes to the Subordinated Loan Agreement during the year as reported on SEC 1696 (02-03) 13 of 16.

William C. Edic, Certified Public Accountant